Exhibit 99.1

Ebene, November 26, 2021: At a meeting held on November 9, 2021, the Board of Directors of the Company approved the appointment of S.R. Batliboi & Co. LLP (member firm of Ernst and Young Global Limited) as its independent registered public accounting firm for the fiscal year ending March 31, 2022. At the same meeting, the Board of Directors of the Company approved the dismissal of Ernst & Young Associates LLP (the “Former Accounting Firm”) as independent registered public accounting firm of the Company effective November 9, 2021. The audit committee of the Board of Directors approved the change in independent registered public accounting firms on September 30, 2021.

The reports of the Former Accounting Firm on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended March 31, 2021, and in the subsequent interim period through November 9, 2021, there were no disagreements with the Former Accounting Firm on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of the Former Accounting Firm would have caused the Former Accounting Firm to make reference to the matter in their report. A copy of resignation, dated November 11, 2021, is filed as Exhibit I.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent renewable power producer in India with a pan India portfolio of over 7 gigawatts. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India. For more information, visit: www.azurepower.com.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com

Exhibit I

November 11, 2021

Mr. Ranjit Gupta

Chief Executive Officer

Azure Power Global Limited

5th Floor, Southern Park, D-II,

Saket Place, Saket, New Delhi 110017, India

Dear Mr. Ranjit:

This is to confirm that the client-auditor relationship between Azure Power Global Limited (Commission File Number 001-37909) and Ernst & Young Associates LLP has ceased.

Very truly yours,

/s/ Ernst & Young Associates LLP

cc: PCAOB Letter File

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Sent via e-mail to: SECPSletters@sec.gov